UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2011

Commission File Number: 000-53888

CHINA EVERHEALTH CORPORATION
(Exact name of Company as specified in its charter)

c/o Codan Trust Company (B.V.I.) Ltd.
P.O. Box 3140, Romasco Place, Wickhmans Cay 1
Road Town, Tortola
(Address of principal executive offices)

Indicate by check mark whether the Company files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the Company by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82 - ______.

Changes in Registrant’s Certifying Accountant

On May 28, 2011, the independent registered public accounting firm of China Everhealth Corporation (the “Company”), Li & Company, PC. (“Li & Company”) resigned as the Company’s independent auditor, effective immediately.

Li & Company reported on the Company’s financial statements for the then fiscal year ended January 31, 2010, and such report did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such report contained a going concern qualification as to the Company’s ability to continue as a going concern.

From February 3, 2010, when Li & Company was engaged, through Li & Company’s resignation on May 28, 2011, there were (1) no disagreements with Li & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Li & Company, would have caused Li & Company to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements, and (2) no reportable events of the type described in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

The Company has furnished Li & Company with a copy of this disclosure and requested Li & Company to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein.

A letter from Li & Company, dated June 2, 2011, is filed as Exhibit 16.1 to this Current Report on Form 6-K.

Financial Statement and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
16.1	Letter from Li & Company, PC., dated June 2, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA EVERHEALTH CORPORATION

Date: June 2, 2011	By:	/s/ Ye Wang
Ye Wang Chief Executive Officer; Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter from Li & Company, PC., dated June 2, 2011